UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
N/A
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
Name:	Fredy Bush
Title:	Chief Executive Officer

Date: December 30, 2009

Exhibit Index
Exhibit 99.1 — Press Release
Exhibit 99.2 — Press Release

Exhibit 99.1
XSEL to Acquire China Sports Media,
China’s Largest Sports Media Rights Distributor
Beijing, China — December 4, 2009 — Xinhua Sports & Entertainment Limited (NASDAQ:XSEL; “XSEL”), a leading sports and entertainment media company in China, announced today that it has entered into an agreement to acquire China Sports Media (“CSM”), China’s leading sports media rights distributor. CSM has popular domestic, Asia, and other content including the China Basketball Association (CBA), China Soccer League (CSL), AFC Champions League, Soccer’s World Cup Qualifiers, AFC Asian Cup, Mission Hills Golf World Cup, FIFA Club World Cup, FIVB Volleyball World Championships and others.
CSM has over 80% of the Chinese sports television rights and distribution market, and is the long term partner of the All-China Sports Federation for its television rights business. CSM was also the working partner of the Chinese Olympic Committee.
Ms. Fredy Bush, XSEL’s CEO commented, “CSM’s current portfolio of popular domestic and Asia sports content combined with XSEL’s wide range of international content will make us the leading sports rights owner in China. Furthermore, XSEL has a broad distribution platform that CSM will be able to utilize for its sports content.” Mr. Li Yi Dong, CEO of CSM said: “We are excited to be joining the XSEL family and look forward to working with our new colleagues to continue to grow the Company’s leading position in China’s burgeoning sports media market.”
Under the terms of the transaction, CSM is valued at US$15.5 million, of which US$10.5 million will be paid in the form of approximately 5.7 million American depositary shares, (or “ADS”) valued at US$1.83 per ADS and US$5 million in cash. Management believes that CSM may generate average annual net income of US$3.3 million for the period from 2010 to 2012.
Mr. LC Chang, a shareholder and director of CSM, will be appointed to the senior management of XSEL with the title of President, reporting to Fredy Bush, CEO, and will be appointed as a new director. Previously, Mr. Chang served as Executive Vice-President and Chief Marketing Officer of Sina.com responsible for its global operations, brand integration, marketing and online media sales. Prior to that, Mr. Chang was General Manager of Grey Advertising Taiwan from 1992 to 2000.
Ms. Bush added, “We welcome Mr. LC Chang to our senior management as President and also as a board member. We look forward to his valuable insights and contributions to XSEL’s vision to become the leading sports media company in China.”

Transaction Details
At the closing of the transaction, XSEL will issue an initial tranche of approximately eight million common shares (equivalent to 4,000,000 American depositary shares, or “ADS”), valued at US$0.915 per share (equivalent to US$1.83 per ADS), and pay US$1 million in cash to CSM’s selling shareholder, with a further US$4 million in cash and approximately 3.4 million common shares to be delivered if CSM achieves certain net income and cash flow targets for 2010 and 2011. The transaction is expected to close in the first quarter of 2010 and is subject to certain closing conditions.
For more information:
Media Contact
Joy Tsang, XSEL, +86 10 8567 6050; +86 136 2179 1577; joy.tsang@xsel.com
IR Contact
Edward Liu, XSEL, +86 10 8567 6061; edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000; toll free +1 877 918 0774; info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand —premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic. Headquartered in Beijing, the company employs more than 1,000 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.

Exhibit 99.2
XSEL to Acquire NuCom Online, China’s Largest Sports Portal
Company Welcomes New Shareholders; Significantly Increases Online Presence
Beijing, China — December 4, 2009 — Xinhua Sports & Entertainment Limited (NASDAQ:XSEL; “XSEL”), a leading sports and entertainment media company in China, announced today that it has entered into an agreement to acquire NuCom Online Corporation (“NuCom”). NuCom is a leading sports media company which owns China’s largest sports portal, NuBB (www.sports.nubb.com). As a result of the transaction, shareholders of NuCom including KPCB China will become shareholders of XSEL.
Launched in August, 2005, NuBB provides quality and popular broadband sports content, and has one of the largest online sports communities in China with over 8 million registered users, 1.5 million average daily click-thru of video highlights, and over 15 million monthly unique visitors. The NuBB sports portal is the most advanced and robust sports site in China with functionality that includes fantasy sports, live chat rooms, daily updated sports news and events.
NuCom also currently possesses an internet broadband broadcasting license in China, which allows streaming live content on the internet, and is among only 23 non-government affiliated companies to have attained this license by the State Administration of Radio, Film and Television of China (“SARFT”).
Under the terms of the transaction, NuCom is valued at US$27.6 million. XSEL will issue approximately 8.5 million American depositary shares, (or “ADS”) valued at US$1.83 per ADS. An additional 6.6 million ADS will be issued only if NuBB achieves certain revenue targets for 2010 and 2011. Management believes NuBB may generate average annual net income of US$2.3 million for the period between 2010 to 2012.
“XSEL is excited to welcome KPCB China as a new shareholder to the Company,” said Ms. Fredy Bush, XSEL CEO. “NuBB gives XSEL a large internet presence which greatly enhances our overall sports media platform.”

“We are very excited to see the joining of these two companies and look forward to the many new opportunities that will arise as a result, “ said Tina Ju, Managing Partner of KPCB China. “NuCom will further enhance XSEL’s position in China’s media industry and will create unparalleled choices for consumers, while also creating long-term value for shareholders of both companies which is consistent with our investment philosophy.”
Upon the closing of the transaction, Mr. Allen Hsu will join XSEL as a new independent director of the board. Mr. Allen is Chairman of Pac-Link Management Corporation, a Taiwan-based venture capital firm founded in 1998, which currently manages a portfolio of US$430 million with a focus on IC design, semi-conductor, telecommunication, LED, and clean energy companies. In addition, Mr. Hsu also serves as Deputy Managing Director of the Yulon Group, a leading Taiwanese conglomerate involved in textiles and automobile manufacturing, and is responsible for the Group’s business diversification and investment.
Ms. Bush added, “We welcome Mr. Allen Hsu as a new Director. XSEL sees significant synergies between our two organizations with XSEL’s ability to sell advertising combined with NuBB’s advanced technology, significant traffic and online membership. In addition, we believe adding an e-commerce component such as sports products to a site where there are 8 million registered users represents a considerable opportunity for a new revenue stream in the near future.”
Transaction Details
XSEL will issue approximately 17 million common shares to the shareholders of NuCom (equivalent to 8.5 million American depositary shares, or “ADS”) and valued at $0.915 per common share, or $1.83 per ADS. An additional 13.2 million common shares (equivalent to 6.6 million ADS) will be issued if NuBB achieves certain revenue targets for 2010 and 2011. The transaction is expected to close in the first quarter of 2010 and is subject to certain closing conditions.
[End]

For more information:
Media Contact
Joy Tsang, XSEL, +86 10 8567 6050; +86 136 2179 1577; joy.tsang@xsel.com
IR Contact
Edward Liu, XSEL, +86 10 8567 6061; edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000; toll free +1 877 918 0774;
info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand —premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the company employs more than 1,000 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, any quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.